Exhibit 97.1

CROSSAMERICA PARTNERS LP

CLAWBACK POLICY

The Board of Directors (the “Board”) of CrossAmerica GP LLC, the general partner of CrossAmerica Partners LP (the “Partnership”), believes that it is appropriate for the Partnership to adopt this Clawback Policy (the “Policy”) to be applied to the Executive Officers (as defined in Section 1 below) of the Partnership and adopts this Policy to be effective as of the Effective Date (as defined in Section 1 below).

1.
Definitions

For purposes of this Policy, terms defined in the preamble have their assigned meanings, and the following terms have the meanings set forth below:

a)
“Affiliate” means any domestic or foreign corporation, partnership, association, joint stock company, joint venture, trust or unincorporated organization “affiliated” with the Partnership, that is, directly or indirectly, through one or more intermediaries, “controlling”, “controlled by” or “under common control with”, the Partnership. The term “Control” for this purpose means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, contract or otherwise.
b)
“Committee” means the Compensation Committee of the Board or a committee of the Board responsible for the Partnership’s executive compensation decisions and composed entirely of independent directors, as each may be in effect from time to time.
c)
“Covered Compensation” means any Incentive-Based Compensation granted, vested or paid to a person who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation and that was Received (i) on or after the effective date of the NYSE listing standard, (ii) after the person became an Executive Officer and (iii) at a time that the Partnership had a class of securities listed on a national securities exchange or a national securities association.
d)
“Effective Date” means October 2, 2023.
e)
“Erroneously Awarded Compensation” means the amount of Covered Compensation granted, vested or paid to a person during the fiscal period when the applicable Financial Reporting Measure relating to such Covered Compensation was attained that exceeds the amount of Covered Compensation that otherwise would have been granted, vested or paid to the person had such amount been determined based on the applicable Restatement, computed without regard to any taxes paid (i.e., on a pre-tax basis). For Covered Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the Board will determine the amount of such Covered Compensation that constitutes

Erroneously Awarded Compensation, if any, based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Covered Compensation was granted, vested or paid and the Board shall maintain documentation of such determination and provide such documentation to the NYSE.
f)
“Exchange Act” means the U.S. Securities Exchange Act of 1934.
g)
“Executive Officer” means each “officer” of the Partnership as defined under Rule 16a-1(f) under Section 16 of the Exchange Act, which shall be deemed to include any individuals identified by the Partnership as executive officers pursuant to Item 401(b) of Regulation S-K under the Exchange Act. Both current and former Executive Officers are subject to the Policy in accordance with its terms.
h)
“Financial Reporting Measure” means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Partnership’s financial statements, and any measures derived wholly or in part from such measures and may consist of GAAP or non-GAAP financial measures (as defined under Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Exchange Act), (ii) stock price or (iii) total shareholder return. Financial Reporting Measures may or may not be filed with the SEC and may be presented outside the Partnership’s financial statements, such as in Managements’ Discussion and Analysis of Financial Conditions and Result of Operations or in the performance graph required under Item 201(e) of Regulation S-K under the Exchange Act.
i)
“Home Country” means the Partnership’s jurisdiction of incorporation.
j)
“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
k)
“Lookback Period” means the three completed fiscal years (plus any transition period of less than nine months that is within or immediately following the three completed fiscal years and that results from a change in the Partnership’s fiscal year) immediately preceding the date on which the Partnership is required to prepare a Restatement for a given reporting period, with such date being the earlier of: (i) the date the Board, a committee of the Board, or the officer or officers of the Partnership authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Partnership is required to prepare a Restatement or (ii) the date a court, regulator or other legally authorized body directs the Partnership to prepare a Restatement. Recovery of any Erroneously Awarded Compensation under the Policy is not dependent on if or when the Restatement is actually filed.
l)
“NYSE” means the New York Stock Exchange.
m)
“Partnership Group” means the Partnership and each of its Affiliates, as applicable.
n)
“Received” means the following: Incentive-Based Compensation is deemed “Received” in the Partnership’s fiscal period during which the Financial Reporting

Measure specified in or otherwise relating to the Incentive-Based Compensation award is attained, even if the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that period.
o)
“Restatement” means a required accounting restatement of any Partnership financial statement due to the material noncompliance of the Partnership with any financial reporting requirement under the securities laws, including (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a “Big R” restatement) or (ii) to correct an error in previously issued financial statements that is not material to the previously issued financial statements but that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement). Changes to the Partnership’s financial statements that do not represent error corrections under the then-current relevant accounting standards will not constitute Restatements. Recovery of any Erroneously Awarded Compensation under the Policy is not dependent on fraud or misconduct by any person in connection with the Restatement.
p)
“SEC” means the U.S. Securities and Exchange Commission.
2.
Recoupment of Erroneously Awarded Compensation

In the event of a Restatement, any Erroneously Awarded Compensation Received during the Lookback Period prior to the Restatement (a) that is then-outstanding but has not yet been paid shall be automatically and immediately forfeited and (b) that has been paid to any person shall be subject to reasonably prompt repayment to the Partnership Group in accordance with Section 3 of this Policy. The Board must pursue (and shall not have the discretion to waive) the forfeiture and/or repayment of such Erroneously Awarded Compensation in accordance with Section 3 of this Policy, except as provided below.

Notwithstanding the foregoing, the Board (or, the Committee, if applicable, or if the Board or the Committee is not responsible for the Partnership’s executive compensation decisions and composed entirely of independent directors, a majority of the independent directors serving on the Board) may determine not to pursue the forfeiture and/or recovery of Erroneously Awarded Compensation from any person if the Board determines that such forfeiture and/or recovery would be impracticable due to any of the following circumstances: (i) the direct expense paid to a third party (for example, reasonable legal expenses and consulting fees) to assist in enforcing the Policy would exceed the amount to be recovered (following reasonable attempts by the Partnership Group to recover such Erroneously Awarded Compensation, the documentation of such attempts, and the provision of such documentation to the NYSE), (ii) pursuing such recovery would violate the Partnership’s Home Country laws adopted prior to November 28, 2022 (provided that the Partnership obtains an opinion of Home Country counsel acceptable to the NYSE that recovery would result in such a violation and provides such opinion to the NYSE) or (iii) recovery would likely cause any otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of Partnership Group, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

3.
Means of Repayment

In the event that the Board determines that any person shall repay any Erroneously Awarded Compensation, the Board shall provide written notice to such person by email or certified mail to the physical address on file with the Partnership Group for such person, and the person shall satisfy such repayment in a manner and on such terms as required by the Board, and the Partnership Group shall be entitled to set off the repayment amount against any amount owed to the person by the Partnership Group, to require the forfeiture of any award granted by the Partnership Group to the person, or to take any and all necessary actions to reasonably promptly recoup the repayment amount from the person, in each case, to the fullest extent permitted under applicable law, including without limitation, Section 409A of the U.S. Internal Revenue Code and the regulations and guidance thereunder. If the Board does not specify a repayment timing in the written notice described above, the applicable person shall be required to repay the Erroneously Awarded Compensation to the Partnership Group by wire, cash or cashier’s check no later than thirty (30) days after receipt of such notice.

4.
No Indemnification

No person shall be indemnified, insured or reimbursed by the Partnership Group in respect of any loss of compensation by such person in accordance with this Policy, nor shall any person receive any advancement of expenses for disputes related to any loss of compensation by such person in accordance with this Policy, and no person shall be paid or reimbursed by the Partnership Group for any premiums paid by such person for any third-party insurance policy covering potential recovery obligations under this Policy. For this purpose, the term “indemnification” includes any modification to current compensation arrangements or other means that would amount to de facto indemnification (for example, providing the person a new cash award which would be cancelled to effect the recovery of any Erroneously Awarded Compensation). In no event shall the Partnership Group be required to award any person an additional payment if any Restatement would result in a higher incentive compensation payment.

5.
Miscellaneous

This Policy generally will be administered and interpreted by the Board (or the Committee, if applicable, in which case, all references herein to “Board” shall be deemed to refer to the Committee). Any determination by the Board with respect to this Policy shall be final, conclusive and binding on all interested parties. Any discretionary determinations of the Board under this Policy, if any, need not be uniform with respect to all persons, and may be made selectively amongst persons, whether or not such persons are similarly situated.

This Policy is intended to satisfy the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as it may be amended from time to time, and any related rules or regulations promulgated by the SEC or the NYSE, including any additional or new requirements that become effective after the Effective Date which upon effectiveness shall be deemed to automatically amend this Policy to the extent necessary to comply with such additional or new requirements.

The provisions in this Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy. Recoupment of Erroneously Awarded Compensation under this Policy is not dependent upon the Partnership Group satisfying any conditions in this Policy, including any requirements to provide applicable documentation to the NYSE.

The rights of the Partnership Group under this Policy to seek forfeiture or reimbursement are in addition to, and not in lieu of, the Policy on Executive Compensation in Restatement Situations, effective as of December 10, 2015 (solely to the extent not duplicative of this Policy) or any rights of recoupment or remedies or rights other than recoupment, that may be available to the Partnership Group pursuant to the terms of any law, government regulation or stock exchange listing requirement or any other policy, code of conduct, employee handbook, employment agreement, equity award agreement, or other plan or agreement of the Partnership Group.

6.
Amendment and Termination

To the extent permitted by, and in a manner consistent with applicable law, including SEC and NYSE rules, the Board may terminate, suspend or amend this Policy at any time in its discretion.

7.
Successors

This Policy shall be binding and enforceable against all persons and their respective beneficiaries, heirs, executors, administrators or other legal representatives with respect to any Covered Compensation granted, vested or paid to or administered by such persons or entities.

* * * * *

CROSSAMERICA PARTNERS LP

CLAWBACK POLICY

ACKNOWLEDGMENT, CONSENT AND AGREEMENT

I acknowledge that I have received and reviewed a copy of the CrossAmerica Partners LP Clawback Policy (as may be amended from time to time, the “Policy”) and I have been given an opportunity to ask questions about the Policy and review it with my counsel. I knowingly, voluntarily and irrevocably consent to and agree to be bound by and subject to the Policy’s terms and conditions, including that I will return any Erroneously Awarded Compensation that is required to be repaid in accordance with the Policy. I further acknowledge, understand and agree that (i) the compensation that I receive, have received or may become entitled to receive from the Partnership Group is subject to the Policy, and the Policy may affect such compensation and (ii) I have no right to indemnification, insurance payments or other reimbursement by or from the Partnership Group for any compensation that is subject to recoupment and/or forfeiture under the Policy. Capitalized terms used but not defined herein have the meanings set forth in the Policy.

Signed: _________________________________________

Print Name: _________________________________________

Date: _________________________________________